Certificate of Amendment Certificat de modification Canada Business Corporations Act Loi canadienne sur les sociétés par actions CANADIAN PACIFIC RAILWAY LIMITED CHEMIN DE FER CANADIEN PACIFIQUE LIMITÉE Corporate name / Dénomination sociale 395216-9 Corporation number / Numéro de société I HEREBY CERTIFY that the articles of the JE CERTIFIE que les statuts de la société above-named corporation are amended under susmentionnée sont modifiés aux termes de section 178 of the Canada Business l’article 178 de la Loi canadienne sur les Corporations Act as set out in the attached sociétés par actions, tel qu’il est indiqué dans les articles of amendment. clauses modificatrices ci-jointes. Virginie Ethier Director / Directeur 2015-05-14 Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ) INDUSTRY CANADA

Industry Canada Industrie Canada

Form 4 Articles of Amendment

Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4 Clauses modificatrices

Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
CANADIAN PACIFIC RAILWAY LIMITED
CHEMIN DE FER CANADIEN PACIFIQUE LIMITÉE

2 Corporation number
Numéro de la société
395216-9

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
SCOTT CEDERGREN

SCOTT CEDERGREN
403-319-6171

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

IC 3069 (2008/04)

Schedule / Annexe Amendment Schedules / Annexes - Modification Item 7 of the Articles of the Corporation be and is hereby amended pursuant to Section 173(1)(o) of the Canada Business Corporations Act by adding the following to Other Provisions, if any: Meetings of the shareholders of the Corporation may be held at such place within Canada or the United States of America as the directors may from time to time determine, including, but not limited to Chicago, Illinois, Minneapolis, Minnesota, Saint Paul, Minnesota and New York, New York.